SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated July 25, 2018 between
Defiance ETFs, LLC
and
PENSERRA CAPITAL MANAGEMENT LLC
and
ETF Series Solutions

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum annual fee or (2) the daily aggregate net assets of the Funds listed below in accordance with the following fee schedule:

Fund	Minimum Annual Fee	Rate
Defiance Quantum ETF	$15,000
0.05% on the first $500 million in aggregate net assets
0.04% on the next $500 million in aggregate net assets;
0.03% on the next $1 billion in aggregate net assets; and
0.02% on aggregate net assets in excess of $2 billion

Defiance Next Gen Connectivity ETF	$15,000
Defiance Nasdaq Junior Biotechnology ETF	$15,000
Defiance Indxx Junior Semiconductor ETF	$15,000
Defiance NextGen SPAC IPO ETF	$15,000

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 29, 2020.

DEFIANCE ETFS, LLC By: /s/ Paul Dellaquila Name: Paul Dellaquila Title: President
PENSERRA CAPITAL MANAGEMENT LLC By: /s/ Dustin Lewellyn Name: Dustin Lewellyn Title: Partner / Chief Investment Officer
ETF SERIES SOLUTIONS By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President and Secretary